Exhibit 99.1

ERMENEGILDO ZEGNA GROUP’S ROBUST GROWTH CONTINUES IN THE FIRST HALF OF 2023

•First half 2023 Revenues1 reach €903 million, up 23.9% year-over-year.

•Organic growth2 was 21.5% in the first half of 2023, with double-digit organic growth for both the Zegna and Thom Browne segments.

•Acceleration in the second quarter with year-over-year growth of 35.1% and organic growth of 24.5%, led by solid double-digit organic performance in all major geographies and notable strength in the US.

•Direct-to-consumer year-over-year growth (36.3% for the first half and 48.1% for the second quarter of 2023) continues to be dynamic across all regions for Zegna and Thom Browne, with both posting organic growth of around 30% for the first half of 2023 and of 36.2% and 33.7% in the second quarter of 2023, respectively.

•Robust first half supports the Group’s FY 2023 and mid-term outlook.

July 27, 2023 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” the “Group,” “Zegna,” or the “Company”), owner of the ZEGNA and Thom Browne brands and exclusive licensee for the TOM FORD fashion business (“TOM FORD FASHION”), today announced preliminary unaudited revenues of €903 million for the first half of 2023, an increase of 23.9% year-over-year. Revenues at constant currency3 were up 24.7%, and organic growth was 21.5%. Revenues for the first half of 2023 reflect the consolidation of Tom Ford International LLC starting from April 29, 2023, as well as the consolidation of Pelletteria Tizeta S.r.l., (which was previously accounted for using the equity method), as of the same date.

Unaudited revenues for the second quarter of 2023 were €475 million, an increase of 35.1% year-over-year. For the same period, revenues at constant currency were up 37.4%, and organic growth was 24.5%, representing an acceleration compared to the 18.9% organic growth recorded in the first quarter of 2023.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “The second quarter of 2023 has built on the Group’s excellent performance since the beginning of the year. Our brands continue to resonate strongly with customers worldwide, with a positive rebound in China in the first half of the year, our persistent strength in EMEA, and our outstanding performance in the U.S. market.”

“I am particularly pleased that we are gaining market share, and I am confident about the strong opportunities ahead as the menswear segment grows globally with both existing and new audiences. Our ZEGNA, Thom Browne, and TOM FORD FASHION brands all offer distinctive styles that cater to a wide range of shoppers and occasions, allowing us to be leaders across the luxury market. The strong execution of the One Brand strategy has made ZEGNA a global favorite, with successful collections which include staple Luxury Leisurewear items and our signature Triple Stitch™ sneaker. At Thom Browne, the work being done to strengthen womenswear continues to show great progress and the category is now outpacing the growth of menswear. Meanwhile, we have started our journey to make TOM FORD FASHION among the top ten luxury fashion names in the world. The Group’s financial progress underpins our confidence that we are comfortably on track to meet our previously announced 2025 financial ambitions.”

“I would also like to welcome Lelio Gavazza to the Zegna Group as Chief Executive Officer of TOM FORD FASHION. As we continue the integration of TOM FORD FASHION into the Group, I look forward to working with Lelio once he starts his new role in September. In partnership with the Estée Lauder Companies, we will build upon Tom’s legacy to grow this iconic, one-of-a-kind luxury brand globally.”

“Finally, our family’s commitment to social responsibility over 113 years was once again highlighted last week when we celebrated the 10th anniversary of the Ermenegildo Zegna Founder’s Scholarship, which enables Italian graduates to pursue their postgraduate studies abroad and return home. This program is a particular point of pride for me as it brings back Italian talents to contribute to the future of Italy.”
1 Throughout this press release, revenues for the first half of 2023 and the second quarter of 2023 are preliminary and unaudited.
2 Organic growth is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 12 of this press release for the definition of such non-IFRS financial measure and a reconciliation to the most directly comparable IFRS measure.
3 Revenue growth at constant currency is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 12 of this press release for the definition of such non-IFRS financial measure.

Highlights from the Second Quarter of 2023 and Recent Events

•ZEGNA: Oasi di Lino, New Store Openings and Agreement with GBB

◦On June 19, during Milan men’s fashion week, ZEGNA brought Oasi Zegna to Piazza San Fedele in the heart of Milan. The brand’s collection showcased and was inspired by L’Oasi di Lino, a fabric made in Italy from flax plants grown in Normandy, France. Zegna commits to certifying Oasi Lino fibers as 100% traceable by 2024.

◦In the first half of the year, ZEGNA opened seven net new direct-to-consumer stores, bringing the total to 246. Store productivity also increased meaningfully over that period, driven by several factors including higher traffic, an increase in the number of transactions and in the average ticket, and store right-sizing.

◦On July 26, 2023, Zegna granted Give Back Beauty International SA exclusivity for the manufacture and sale of “Zegna” branded fragrances and cosmetics.

•Thom Browne: Paris Couture Debut and New Store Openings

◦On July 3, Thom Browne presented a unique, highly anticipated Haute Couture collection in Paris, celebrating the brand’s 20th anniversary. The collection, which reflected the brand’s vision and Thom’s singular style, has received praise from critics, the media, celebrities, and couture clients.

◦In the first half of the year, Thom Browne opened three net new direct-to-consumer stores, bringing the total to 66, up from 53 a year ago and 63 as of December 31, 2022. The three new stores in the APAC region – two in China and one in Japan – highlight the importance of the region to the brand and Thom Browne’s continued success and desirability.

◦As of July 1, Thom Browne began directly operating its Korean business and its network of 17 stores. The business is now wholly owned through Thom Browne Korea, a newly formed and wholly owned company, and will be operated in the region with external support from Samsung, previously its franchise partner.

•TOM FORD FASHION: Acquisition Completed, License Begins and New CEO Appointed

◦On April 28, Zegna Group completed the acquisition of Tom Ford International LLC, the company that owns and operates TOM FORD FASHION. Upon closing, Zegna became a long-term licensee of The Estée Lauder Companies, the sole owner of TOM FORD brand, trademarks and other intellectual property rights, for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products.

◦On July 18, the appointment of Lelio Gavazza as the new CEO of TOM FORD FASHION was announced and he will be starting his role on September 18, 2023.

◦The addition of TOM FORD FASHION brings 51 direct-to-consumer and 70 monobrand wholesale locations to the Group’s network across the U.S., Europe, and APAC.

◦Peter Hawkings’ debut Womenswear fashion collection for Spring/Summer 2024 will take place in Milan during Fashion Week in September 2023.

•Our Road to Sustainability: SBTi Targets Approval and Animal Welfare Policy

◦In August 2022, Zegna Group submitted its greenhouse gas emissions reduction targets to the Science-Based Targets initiative (SBTi), which approved the targets in May 2023. The Group is targeting net-zero greenhouse gas emissions (GHG) across its value chain by 2050 from a 2021 base year. In the near term, the Group has committed to reducing absolute scope 3 GHG emissions from purchased goods and services, fuel and energy-related activities, employee commuting, and investments by 50.4% by 2032.

◦On May 17, Zegna Group adopted its new animal welfare policy as part of its commitment to creating the best products from the highest-quality materials while ensuring the well-being and longevity of the natural environment and its inhabitants.

•Made in Italy Luxury Textile Laboratory Platform: Acquisition of Minority Stake in Luigi Fedeli e Figlio

◦On June 6, Zegna Group and Prada Group announced the acquisition of 30% of Luigi Fedeli e Figlio, the world-renowned maker of fine Italian knitwear and yarns, with each group acquiring 15% of the company. The historic Italian company’s focus on quality and sustainability aligns perfectly with Zegna Group’s values and commitment to preserving and enhancing the craftsmanship of Made in Italy. This transaction is subject to customary closing conditions, including antitrust approvals.

Review of Revenues for the First Half 2023 and the Second Quarter 2023

In the second quarter of 2023, Zegna Group generated revenues of €475 million, an increase of 35.1% year-over-year. At constant currency, revenues grew 37.4%. Organic growth for the period was 24.5%.

Revenues by Segment

Zegna Segment: For the second quarter of 2023, revenues for the Zegna segment amounted to €332 million, growing by 23.4% year-over-year and 25.2% at constant currency. Organic growth was 28.2%. This brought revenues for the first half of the year to €652 million, up 17.9% from the first half of last year, and up 18.4% at constant currency. Organic growth for the first half of 2023 was 23.8%.
The segment’s growth was driven by the very strong performance of Zegna-branded products in the quarter, particularly in direct-to-consumer, as well as a positive contribution from the Textile product line.

Thom Browne Segment: For the second quarter of 2023, revenues for the Thom Browne segment amounted to €95 million, growing by 8.1% year-over-year and with constant currency and organic growth of 10.8%. This brought Thom Browne segment revenues for the first half of the year to €208 million, up 11.9% from the first half of last year, and 13.6% constant currency and organic growth.

The growth of the Thom Browne segment in the second quarter of 2023 was driven by robust direct-to-consumer performance, which offset the slight decline in wholesale. On top of comparable stores growth, direct-to-consumer performance was also supported by the expansion of the brand’s store network, which added 13 net new stores since June 30, 2022.

Tom Ford Fashion Segment: Effective April 29, 2023, concurrently with the consolidation of Tom Ford International LLC in the Group’s financial statements, Tom Ford Fashion represents as a new operating and reporting segment of the Group. The Tom Ford Fashion segment includes all activities related to TOM FORD FASHION, from collection creation and development to merchandising, through to production, as well as retail and wholesale distribution. From April 29, 2023 to June 30, 2023, the segment reported revenues of €64 million.

Revenues by Product Line

Zegna-branded Products: Revenues for Zegna-branded products were at €269 million for the second quarter, up 33.9% year-over-year, with constant currency and organic growth of 37%. This brought first-half revenues for Zegna-branded products to €541 million, up 27.3% year-over-year, and with constant currency and organic growth of 28.4%.

The Made-to-Measure business continued to perform well, and together with sneakers and luxury leisurewear, have all shown consistent growth.

Thom Browne: Revenues for Thom Browne were at €94 million for the quarter, up 8.2% year-over-year, and with 11% constant currency and organic growth. This brought first half revenues for Thom Browne to €207 million, up 11.8% year-over-year, and 13.4% constant currency and organic growth.

The growth in Thom Browne revenues came from all product categories, with womenswear outperforming men’s and kid’s products also being a dynamic performer.

Textile: Textile revenues were flat at €39 million during the second quarter of 2023 compared to the prior year. This brought first half revenues to €73 million, up 6% year-over-year, 5.2% in constant currency. Organic growth for the first half was 5.3%.

Third-Party Brands: The performance in the second quarter of the Third-Party Brands product line reflects the end of the Tom Ford International distribution license. Revenues for the second quarter of 2023 were €6.6 million, down 71.4% year-over-year, -71.8% in constant currency, and -30.7% organic growth impacted by Tom Ford Products4, which starting from April 29, 2023, are reported as intercompany revenues, as a result of the acquisition of Tom Ford International LLC on April 28, 2023.

Revenues by Channel

The direct-to-consumer channel’s momentum was robust across both Zegna and Thom Browne, which reported in the second quarter of 2023, year-over-year growth of 32.7% and 25.3% respectively, and 36.2% and 33.7% year-over-year constant currency and organic
4 As previously disclosed, the licensing agreement for the production and worldwide distribution of luxury men’s ready-to-wear and made-to-measure clothing, footwear, and accessories under the TOM FORD brand expired with the deliveries of the Fall/Winter 2022 collection, and a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products commenced starting with the Spring/Summer 2023 collection.

growth, respectively. The strong global direct-to-consumer performance of Zegna branded products was driven by double-digit growth across all regions, and it was met by a remarkable improvement in retail productivity at the brands’ boutiques. Thom Browne benefitted from the expansion of its store network, as well as double-digit comparable store growth.

In the second quarter of 2023, Zegna’s branded products wholesale channel showed robust growth of 42.8% year-over-year and 43.0% constant currency and organic growth. Meanwhile, the Thom Browne segment wholesale activity was down 1.7% year-over-year for the quarter and with constant currency and organic growth down 1.5%, including the effects of lower deliveries during the quarter to the South Korean market, which, as previously announced, is directly operated as of July 1, 2023.

Revenues by Geography

The Group saw robust global growth across all regions during the second quarter of 2023, driven by all geographies.

Early signs of strong activity from Chinese consumers drove growth in the Greater China Region. Revenues from the region were exceptionally strong at €142 million, up 35.3% year-over-year for the quarter, or 42.0% at constant currency and 40.0% organic growth. The growth is especially strong in comparison to last year, which was adversely impacted by Covid-19-related restrictions. Sales in Hong Kong and Macau were particularly strong thanks to the healthy recovery in direct-to-consumer activity. The resumption of Chinese tourism, particularly to other Asian countries, is starting to show results, with strong year-over-year reported growth in Southeast Asia and 30.1% year-over-year reported growth (36.8% constant currency and 23.9% organic growth) in Japan.

Group revenues from the EMEA region for the second quarter were at €173 million, up 36.8% year-over-year, 37.9% in constant currency. Organic growth for the quarter was at 24.5%. Both the UAE and Europe performed exceptionally well, especially in Zegna direct-to-consumer, benefitting from both domestic and tourist customers. Growth in the region was underpinned by the strong performance in the UAE, where revenues grew by 49.4% year-over-year, 53.1% at constant currency and 50.8% organic growth. EMEA revenues for the first half of the year were at €323 million, up 23.8% year-over-year, 24.2% at constant currency, and 21.4% organic growth.

In the U.S., revenues were at €99 million for the quarter, up 46.5% year-over-year, and 45.3% in constant currency. Organic growth for the quarter was at 13.9%. This brought first-half revenues in the U.S. to €157 million, up 26.1% year-over-year, 22.9% in constant currency, and 12.5% organic growth. In the first half, the U.S. benefited from the contribution of the Tom Ford Fashion segment’s 11 directly operated stores, as well as solid double-digit performance in the Zegna and Thom Browne direct-to-consumer channels.

In Latin America, the Group’s revenues reached €9 million for the quarter, up 30.7% year-over-year, and with 23.9% constant currency and organic growth, driven by revenues from Zegna’s direct-to-consumer business in Mexico.

Outlook

On May 17, 2022, at its first Capital Markets Day, the Group announced its financial goals for the medium term, which management defines as the end of fiscal year 2025. Within this time frame, the Group is aiming for annual revenues to exceed €2 billion and for Adjusted EBIT Margin to reach at least 15%, excluding the Tom Ford Fashion segment. The Group’s 1H 2023 revenues show that the Group is on this trajectory, and the forthcoming first half 2023 and full-year 2023 results should comfortably confirm this. The Group’s medium-term targets assume no further future escalation of the war in Ukraine, no significant macroeconomic or financial markets deterioration, no further disruption linked to the COVID-19 pandemic in the GCR or elsewhere, and no other unforeseen events.

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Next Scheduled Announcement

The next scheduled announcement will be on September 13, 2023, in connection with the release of the Group’s semi-annual condensed consolidated financial statements at and for the six months ended June 30, 2023. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through an exclusive long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding. At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and for the year ended December 31, 2022 had revenues of approximately €1.5 billion.

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Contacts

Investor Relations / Group Communications / Media
Francesca Di Pasquantonio / Clementina Tito
ir@zegna.com / corporatepress@zegna.com

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Forward Looking Statements

This communication, including the section “Outlook”, contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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Second Quarter 2023 and First Half 2023 - Preliminary Unaudited Group Revenues

Group Revenues by Segment (Preliminary and Unaudited)

			H1 2023 vs H1 2022					Q2 2023 vs Q2 2022
(€ thousands, except percentages)	H1 2023	H1 2022	Reported Revenues	Constant Currency	Organic Growth	Q2 2023	Q2 2022	Reported Revenues	Constant Currency	Organic Growth

Revenues	903,059	728,993	23.9%	24.7%	21.5%	474,747	351,414	35.1%	37.4%	24.5%
Zegna segment	651,755	552,966	17.9%	18.4%	23.8%	332,431	269,443	23.4%	25.2%	28.2%
Thom Browne segment	207,959	185,769	11.9%	13.6%	13.6%	94,708	87,641	8.1%	10.8%	10.8%
Tom Ford Fashion segment	64,027	—	n.m.	n.m.	n.m.	64,027	—	n.m.	n.m.	n.m.
Eliminations	(20,682)	(9,742)	n.m.	n.m.	n.m.	(16,419)	(5,670)	n.m.	n.m.	n.m.
______________________________________
(*) Throughout this section “n.m.” means not meaningful

The tables below show a reconciliation of revenue growth for the six months ended June 30, 2023 and for the three months ended June 30 and March 31, 2023 to organic growth for the same periods by segment and at the Group level.

	H1 2023 vs H1 2022
	Revenues Growth	Foreign exchange	Acquisitions and disposals	Structural changes in license agreements where Zegna operates as a licensee	Organic Growth

Group	23.9%	(0.8%)	8.8%	(5.6%)	21.5%
Zegna segment	17.9%	(0.5%)	1.4%	(6.8%)	23.8%
Thom Browne segment	11.9%	(1.7%)	—%	—%	13.6%
Tom Ford Fashion segment	n.m.	n.m.	n.m.	n.m.	n.m.

	Q2 2023 vs Q2 2022
	Revenues Growth	Foreign exchange	Acquisitions and disposals	Structural changes in license agreements where Zegna operates as a licensee	Organic Growth

Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%
Zegna segment	23.4%	(1.8%)	2.7%	(5.7%)	28.2%
Thom Browne segment	8.1%	(2.7%)	—%	—%	10.8%
Tom Ford Fashion segment	n.m.	n.m.	n.m.	n.m.	n.m.

	Q1 2023 vs Q1 2022
	Revenues Growth	Foreign exchange	Acquisitions and disposals	Structural changes in license agreements where Zegna operates as a licensee	Organic Growth

Group	13.4%	0.3%	—%	(5.8%)	18.9%
Zegna segment	12.6%	0.7%	—%	(7.8%)	19.7%
Thom Browne segment	15.4%	(0.7%)	—%	—%	16.1%
Tom Ford Fashion segment	n.m.	n.m.	n.m.	n.m.	n.m.

Group Revenues by Product Line (Preliminary and Unaudited)

			H1 2023 vs H1 2022					Q2 2023 vs Q2 2022
(€ thousands, except percentages)	H1 2023	H1 2022	Reported Revenues	Constant Currency	Organic Growth	Q2 2023	Q2 2022	Reported Revenues	Constant Currency	Organic Growth

Total revenues	903,059	728,993	23.9%	24.7%	21.5%	474,747	351,414	35.1%	37.4%	24.5%
Zegna branded products	541,319	425,252	27.3%	28.4%	28.4%	269,430	201,273	33.9%	37.0%	37.0%
Thom Browne	206,951	185,166	11.8%	13.4%	13.4%	94,399	87,229	8.2%	11.0%	11.0%
Tom Ford Fashion	64,015	—	n.m.	n.m.	n.m.	64,015	—	n.m.	n.m.	n.m.
Textile	73,072	68,968	6.0%	5.2%	5.3%	39,254	38,724	1.4%	0.3%	0.6%
Third Party Brands	15,477	47,341	(67.3%)	(68.1%)	(4.4%)	6,567	22,939	(71.4%)	(71.8%)	(30.7%)
Other	2,225	2,266	(1.8%)	(2.3%)	(2.1%)	1,082	1,249	(13.4%)	(13.1%)	(12.7%)
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Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

The tables below show a reconciliation of revenue growth for the six months ended June 30, 2023 and for the three months ended June 30, 2023 to organic growth for the same periods by product line and at the Group level.

	H1 2023 vs H1 2022
	Revenues Growth	Foreign exchange	Acquisitions and disposals	Structural changes in license agreements where Zegna operates as a licensee	Organic Growth

Group	23.9%	(0.8%)	8.8%	(5.6%)	21.5%
Zegna branded products	27.3%	(1.1%)	—%	—%	28.4%
Thom Browne	11.8%	(1.6%)	—%	—%	13.4%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	6.0%	0.8%	(0.1%)	—%	5.3%
Third Party Brands	(67.3%)	0.8%	(0.1%)	(63.6%)	(4.4%)
Other	(1.8%)	0.5%	(0.2%)	—%	(2.1%)

	Q2 2023 vs Q2 2022
	Revenues Growth	Foreign exchange	Acquisitions and disposals	Structural changes in license agreements where Zegna operates as a licensee	Organic Growth

Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%
Zegna branded products	33.9%	(3.1%)	—%	—%	37.0%
Thom Browne	8.2%	(2.8%)	—%	—%	11.0%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	1.4%	1.1%	(0.3%)	—%	0.6%
Third Party Brands	(71.4%)	0.4%	—%	(41.1%)	(30.7%)
Other	(13.4%)	(0.3%)	(0.4%)	—%	(12.7%)
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Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Group Revenues by Sales Channel (Preliminary and Unaudited)

					H1 2023 vs H1 2022							Q2 2023 vs Q2 2022
(€ thousands, except percentages)	H1 2023	% of Revenues	H1 2022	% of Revenues	Reported Revenues	Constant Currency	Organic Growth	Q2 2023	% of Revenues	Q2 2022	% of Revenues	Reported Revenues	Constant Currency	Organic Growth

Revenues	903,059	100.0%	728,993	100.0%	23.9%	24.7%	21.5%	474,747	100.0%	351,414	100.0%	35.1%	37.4%	24.5%
Direct to Consumer (DTC)
Zegna branded products	465,710		361,850		28.7%	30.3%	30.3%	236,114		177,941		32.7%	36.2%	36.2%
Thom Browne	82,924		66,174		25.3%	30.6%	30.6%	40,075		31,993		25.3%	33.7%	33.7%
Tom Ford Fashion	34,751		—		—%	n.m.	n.m.	34,751		—		—%	n.m.	n.m.
Total Direct to Customer (DTC)	583,385	64.6%	428,024	58.7%	36.3%	38.6%	30.4%	310,940	65.5%	209,934	59.7%	48.1%	52.8%	35.8%
Wholesale
Zegna branded products	75,609		63,402		19.3%	17.9%	17.9%	33,316		23,332		42.8%	43.0%	43.0%
Thom Browne	124,027		118,992		4.2%	4.2%	4.2%	54,324		55,236		(1.7%)	(1.5%)	(1.5%)
Tom Ford Fashion	29,264		—		n.m.	n.m.	n.m.	29,264		—		n.m.	n.m.	n.m.
Third Party Brands and Textile	88,549		116,309		(23.9%)	(24.9%)	4.2%	45,821		61,663		(25.7%)	(26.7%)	(3.8%)
Total Wholesale	317,449	35.2%	298,703	41.0%	6.3%	5.5%	7.6%	162,725	34.3%	140,231	39.9%	16.0%	15.6%	6.0%
Other	2,225	0.2%	2,266	0.3%	n.m.	n.m.	n.m.	1,082	0.2%	1,249	0.4%	n.m.	n.m.	n.m.
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Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

The tables below show a reconciliation of revenue growth for the six months ended June 30, 2023 and for the three months ended June 30, 2023 to organic growth for the same periods by sales channel and at the Group level.

	H1 2023 vs H1 2022
	Revenues Growth	Foreign Exchange	Acquisitions and disposals	Structural changes in license agreements where Zegna operates as a licensee	Organic Growth

Group	23.9%	(0.8%)	8.8%	(5.6%)	21.5%
Direct to Consumer (DTC)
Zegna branded products	28.7%	(1.6%)	—%	—%	30.3%
Thom Browne	25.3%	(5.3%)	—%	—%	30.6%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Customer (DTC)	36.3%	(2.3%)	8.2%	—%	30.4%
Wholesale
Zegna branded products	19.3%	1.4%	—%	—%	17.9%
Thom Browne	4.2%	—%	—%	—%	4.2%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(23.9%)	1.0%	(0.1%)	(29.0%)	4.2%
Total Wholesale	6.3%	0.8%	9.7%	(11.8%)	7.6%
Other	n.m.	n.m.	n.m.	n.m.	n.m.

	Q2 2023 vs Q2 2022
	Revenues Growth	Foreign Exchange	Acquisitions and disposals	Structural changes in license agreements where Zegna operates as a licensee	Organic Growth

Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%
Direct to Consumer (DTC)
Zegna branded products	32.7%	(3.5%)	—%	—%	36.2%
Thom Browne	25.3%	(8.4%)	—%	—%	33.7%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Customer (DTC)	48.1%	(4.7%)	17.0%	—%	35.8%
Wholesale
Zegna branded products	42.8%	(0.2%)	—%	—%	43.0%
Thom Browne	(1.7%)	(0.2%)	—%	—%	(1.5%)
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(25.7%)	1.0%	(0.2%)	(22.7%)	(3.8%)
Total Wholesale	16.0%	0.4%	20.8%	(11.2%)	6.0%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
______________________________________
Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Group Revenues by Geographical Area (Preliminary and Unaudited)

			H1 2023 vs H1 2022					Q2 2023 vs Q2 2022
(€ thousands, except percentages)	H1 2023	H1 2022	Reported Revenues	Constant Currency	Organic Growth	Q2 2023	Q2 2022	Reported Revenues	Constant Currency	Organic Growth

Total revenues	903,059	728,993	23.9%	24.7%	21.5%	474,747	351,414	35.1%	37.4%	24.5%
EMEA (1)	322,680	260,627	23.8%	24.2%	21.4%	172,572	126,171	36.8%	37.9%	24.5%
of which Italy	151,464	125,996	20.2%	20.0%	16.8%	77,030	61,905	24.4%	24.1%	14.3%
of which UK	28,823	23,544	22.4%	24.2%	21.5%	18,442	12,574	46.7%	48.0%	24.3%
of which UAE	31,906	21,745	46.7%	45.1%	44.0%	15,506	10,377	49.4%	53.1%	50.8%
North America (2)	174,376	135,275	28.9%	25.7%	16.3%	108,742	73,472	48.0%	46.6%	16.2%
of which United States	156,747	124,291	26.1%	22.9%	12.5%	98,712	67,358	46.5%	45.3%	13.9%
Latin America (3)	15,736	12,525	25.6%	16.5%	16.5%	8,963	6,860	30.7%	23.9%	23.9%
APAC (4)	389,025	318,825	22.0%	25.4%	24.3%	183,772	144,009	27.6%	33.3%	28.7%
of which Greater China Region	306,835	247,193	24.1%	27.7%	27.2%	142,309	105,213	35.3%	42.0%	40.0%
of which Japan	39,597	30,240	30.9%	37.8%	32.6%	20,942	16,101	30.1%	36.8%	23.9%
Other (5)	1,242	1,741	(28.7%)	(28.9%)	(33.6%)	698	902	(22.6%)	(22.7%)	(31.9%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

The tables below show a reconciliation of revenue growth for the six months ended June 30, 2023 and for the three months ended June 30, 2023 to organic growth for the same periods by geographical area and at the Group level.

	H1 2023 vs H1 2022
	Revenues Growth	Foreign Exchange	Acquisitions and disposals	Structural changes in license agreements where Zegna operates as a licensee	Organic Growth

Group	23.9%	(0.8%)	8.8%	(5.6%)	21.5%
EMEA (1)	23.8%	(0.4%)	8.7%	(5.9%)	21.4%
of which Italy	20.2%	0.2%	6.3%	(3.1%)	16.8%
of which UK	22.4%	(1.8%)	20.7%	(18.0%)	21.5%
of which UAE	46.7%	1.6%	—%	1.1%	44.0%
North America (2)	28.9%	3.2%	23.3%	(13.9%)	16.3%
of which United States	26.1%	3.2%	23.3%	(12.9%)	12.5%
Latin America (3)	25.6%	9.1%	—%	—%	16.5%
APAC (4)	22.0%	(3.4%)	2.9%	(1.8%)	24.3%
of which Greater China Region	24.1%	(3.6%)	1.0%	(0.5%)	27.2%
of which Japan	30.9%	(6.9%)	9.1%	(3.9%)	32.6%
Other (5)	(28.7%)	0.2%	4.7%	—%	(33.6%)

	Q2 2023 vs Q2 2022
	Revenues Growth	Foreign Exchange	Acquisitions and disposals	Structural changes in license agreements where Zegna operates as a licensee	Organic Growth

Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%
EMEA (1)	36.8%	(1.1%)	18.1%	(4.7%)	24.5%
of which Italy	24.4%	0.3%	12.7%	(2.9%)	14.3%
of which UK	46.7%	(1.3%)	38.6%	(14.9%)	24.3%
of which UAE	49.4%	(3.7%)	—%	2.3%	50.8%
North America (2)	48.0%	1.4%	43.7%	(13.3%)	16.2%
of which United States	46.5%	1.2%	44.0%	(12.6%)	13.9%
Latin America (3)	30.7%	6.8%	—%	—%	23.9%
APAC (4)	27.6%	(5.7%)	6.3%	(1.7%)	28.7%
of which Greater China Region	35.3%	(6.7%)	2.5%	(0.5%)	40.0%
of which Japan	30.1%	(6.7%)	16.7%	(3.8%)	23.9%
Other (5)	(22.6%)	0.1%	9.2%	—%	(31.9%)

________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

***

Monobrand(1) Store Network at June 30, 2023

	As of June 30, 2023				As of December 31, 2022			As of June 30, 2022
Stores	Zegna	Thom Browne	Tom Ford Fashion	Group	Zegna	Thom Browne	Group	Zegna	Thom Browne	Group
EMEA (2)	69	10	4	83	65	10	75	69	10	79
Americas (3)	55	7	11	73	53	7	60	51	5	56
APAC	122	49	36	207	121	46	167	122	38	160
Total Direct to Customer (DTC)	246	66	51	363	239	63	302	242	53	295
EMEA (2)	59	7	12	78	57	6	63	85	5	90
Americas (3)	63	3	51	117	64	4	68	68	3	71
APAC	35	33	7	75	35	32	67	33	30	63
Total Wholesale	157	43	70	270	156	42	198	186	38	224
Total	403	109	121	633	395	105	500	428	91	519
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at June 30, 2023 or at December 31, 2022 (14 Wholesale stores in EMEA at June 30, 2022). Although some stores may still be operating at June 30, 2023, they have not been supplied by Zegna since February 2022 and have therefore been excluded from Zegna's store count.
(3)Americas include North America and Latin America.

***

Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, revenues on a constant currency basis and revenues on an organic growth basis. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Adjusted EBIT and Adjusted EBIT Margin

Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses/(gains) and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities.

Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.

Zegna’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding Zegna’s underlying operating performance. Zegna’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of Zegna’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

Constant Currency Revenues

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
Organic Growth Revenues

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) structural changes in license agreements where Zegna operates as a licensee.

In calculating Organic Growth, the following adjustments are made to revenues:

(a) foreign exchange: current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro;
(b) acquisitions and disposals: revenues generated by entities, businesses or revenue-generating assets acquired or disposed of in the current year or prior year are excluded from both periods (acquisitions and disposals refer to share or asset deals or other changes in control of subsidiaries, associates or joint ventures);
(c) structural changes in license agreements where Zegna operates as a licensee: revenues generated from license agreements, where Zegna operates as a licensee, that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, sales channels or geographies of the underlying license agreements.

We believe the presentation of Organic Growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an Organic Growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) structural changes in license agreements where Zegna operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.